EXHIBIT 99.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2010

As at November 12, 2010

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for three and nine  months ended September 30, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Information” below.

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and base metals and developing silver projects in Latin America. The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2010 Highlights

Financial Results

During the third quarter of 2010 the Company generated a net loss of $2.54 million (Q3 2009: net loss $0.56 million) on operating income of $4.68 million (Q3 2009: income $4.39 million).  Results were impacted negatively by a commodity contract loss of $3.18 million (Q3 2009: loss $3.47 million), and foreign exchange loss of $1.79 million (Q3 2009: loss $0.31 million).  The net loss also included deferred share unit grants and bonus accruals of $2.15 million (Q3 2009: $nil) under selling, general and administrative expenses.

Silver metal production during the third quarter of 2010 was 474,489 ounces, 14% above the corresponding quarter of 2009. The increase was due to a combination of higher throughput and higher silver head grades. Silver comprised 47% of revenue and the realized price of silver was $18.96 per ounce.  Cash cost per ounce, net of by-product credits, was negative $4.97. See the Consolidated Statement of Operations (page 9) for reconciliation of cash cost to the cost of sales.

Adjusting for the mark-to-market effect on the commodity contracts and a foreign exchange loss on the repatriation of funds from the Company’s Peruvian subsidiary (included in the $1.79 million foreign exchange

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

loss recorded for the quarter), third quarter adjusted net income (a non-GAAP measure) totalled $0.82 million (Q3 2009: $0.56 million).

	Expressed in $ millions
	Three months ended September 30,		Nine months endedSeptember 30,
	2010	2009	2010	2009
NET INCOME(LOSS) FOR THE PERIOD	$(2.54)	$(0.56)	$8.74	$(0.41)
Items of note, net of tax:
Mark-to-Market effect on derivatives (1)	1.93	1.11	(1.28)	1.80
Foreign exchange loss on repatriation of funds
from subsidiary (1)	1.43	-	1.99	-
Stock-based compensation(1)	-	-	(2.44)	-
ADJUSTED NET INCOME(LOSS) FOR THE PERIOD (1)	$0.82	$0.56	$7.00	$1.39
(1) A non-GAAP measure

Cash generated by operating activities before changes in working capital (a non-GAAP measure) for the third quarter of 2010 totalled $5.07 million, up from $2.66 million for the same period in 2009.

San Jose Construction

Construction activities remain on schedule for completion and commissioning of the mine in the third quarter of 2011.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2010:

	Quarters Ended
	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08
Sales	18,039	14,565	17,543	16,356	13,230	12,862	8,980	2,795
Operating income	4,678	6,972	7,891	5,563	4,388	4,355	76	(6,228)
Net income (loss)	(2,542)	5,980	5,296	1,037	(556)	1,196	(1,054)	(2,468)
Earnings (loss)
per share - basic	(0.02)	0.05	0.05	0.01	(0.01)	0.01	(0.02)	(0.03)
- diluted	(0.02)	0.05	0.05	0.01	(0.01)	0.01	(0.02)	(0.03)

The past eight quarters demonstrate a clear trend of sales and income growth. These increases reflect both the recovery in metal prices since the beginning of 2009 and increased silver output from the Caylloma mine. Sales and operating income throughout 2010 reflect a drop in base metal prices in the second quarter.

The third quarter of 2010 net loss of $2.54 million is primarily attributable to the commodity contract loss of $3.18 million, the foreign exchange loss of $1.79 million and the deferred share unit expenses and bonus accrual of $2.15 million.

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

San Jose Silver-Gold Project

Construction activities remain on schedule for completion and commissioning of the mine in the third quarter of 2011. The operation is scheduled to start at a rate of 1,000 tpd, with 2012 production forecast totalling 1.7 million ounces of silver and 14,700 ounces of gold, or 2.6 million Ag eq. ounces. These targets would raise Fortuna´s 2012 consolidated silver equivalent production to 4.6 million ounces. Once in operation, at design capacity of 1,500 tpd, the San Jose Mine will produce 5 million silver equivalent ounces annually at a cash cost of $6.20 per ounce (see Fortuna’s news release dated April 26, 2010). At that point, Fortuna’s consolidated annual silver equivalent production would reach 7 million ounces plus base metal credits from the Caylloma Mine. Management plans to achieve full production capacity at San Jose within 24 months from start-up. The San Jose Project Technical Report is available on the Company’s website at www.fortunasilver.com.

Heavy rains experienced over the past three months have temporarily slowed some earthmoving activities at San Jose. However, construction remains on schedule for initial silver and gold production in Q3 of 2011.

As of October 20, 2010, earthmoving and site preparation for the processing plant was 84% advanced.  Cement and foundations work is scheduled to start in late October. Purchase orders have been placed for all major equipment, and the ball mill arrived on site in September. Upgrading of the water treatment plant, source of 20% of make-up water for the operation, is 100% complete. The 15 kilometre water pipeline installation to the mine site is 84% advanced, while tailings dam construction is 51% advanced and scheduled for completion in December. Construction of the 5MW electric power substation is 53% complete.  Underground development continues on the main haulage ramp and the cross-cut on level 1430 into the Bonanza, Trinidad and Fortuna veins has advanced 50 meters.  The application to CONAGUA (National Water Commission) for use of a drainage on the tailings dam construction site has been denied.  The Company is lifting the technical observations and reapplying.  Due to the technical nature of the observations management does not consider this to pose a material risk for the project.

Processing plant and ancillary facilities

The Company is on time and on budget for commissioning the processing plant at an initial production rate of 1,000 tpd in the third quarter of 2011. Earth work and site preparation for the 1,500 tpd processing plant is 80% advanced and scheduled to be completed in November. The contractor is scheduled to begin pouring concrete for foundations for the crushing station in late October. The project has no long lead items on its critical path, and purchase orders for all major plant equipment have been placed. The 13' x 19.5' ball mill, with a capacity to treat ore for up to 1,500 tpd, arrived on site in September.

Water sourcing

On January 1st, 2010, a 15-year renewable agreement was signed with the Municipality of Ocotlan de Morelos, located 11 km north of the project site, to upgrade and manage their local sewage treatment plant in exchange for use of its residual water. The residual water will comprise 20% of the make-up water for the 1,500 tpd processing plant. The refurbished plant is now operational. The balance of the make-up water will be sourced from rainfall captured in a water reservoir.

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Construction of an 8” high density polyethylene pipeline to carry the water from the sewage plant to the project site is 84% advanced and scheduled to be completed in November 2010.

Tailings dam

Construction of the tailings dam is 51% advanced and scheduled to be completed in December. Heavy rains during August and September resulted in a two-week delay in ground preparation. Provisions have been taken to recover lost time throughout the remainder of the construction.

Power substation

On April 28th, 2009, the Mexican Federal Energy Commission granted authorization to connect the project to the national power grid. Construction of the transformer and switching stations is 46% and 57% advanced respectively and scheduled to conclude in February 2011.

Underground mine development

The Company is advancing with underground development and stope preparation for start-up of production at an initial mining rate of 1,000 tpd in the third quarter of 2011. At this rate, the operation is scheduled to produce 1.7 million Ag ounces and 14,700 Au ounces, or 2.6 million Ag Eq ounces in 2012.

The main haulage ramp has an advance of 1,200 meters and the cross-cut on level 1430 into the Bonanza, Trinidad and Fortuna veins has an advance of 50 meters. The cross-cut intersected the Trinidad and the Fortuna veins with a width of 8 and 3 meters respectively. Assays are pending.

A revised Life of Mine plan to accelerate production expansion to 1,500 tpd is scheduled to be completed in late November.

Two new six cubic yard LHDs are scheduled to arrive on site in late October.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Ag-Pb-Zn Mine

	Quarters ended
	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08
Tonnes milled	112,886	108,010	101,503	97,989	105,241	100,881	91,449	91,025
Average tonnes milled per day	1,268	1,227	1,167	1,101	1,182	1,146	1,051	1,023

Silver*/**
Grade (g/t)	154.56	156.35	167.23	164.26	146.54	160.42	147.81	114.83
Recovery %*	84.59	86.61	87.89	86.32	84.20	86.48	84.58	82.43
Production (Oz)*	474,489	470,310	479,821	446,970	417,571	450,019	367,986	277,081
Sales (Oz)**	487,408	441,767	471,077	413,607	413,445	447,911	370,666	268,672
Lead
Grade (%)	2.27	2.30	2.87	3.14	2.95	3.20	3.11	2.97
Recovery %	91.07	90.71	92.19	93.29	93.23	92.56	92.97	93.41
Production (000s lb)	5,149	4,967	5,920	6,327	6,391	6,587	5,831	5,564
Sales (lb)**	5,261	4,494	6,101	5,757	6,215	6,460	5,752	5,440
Zinc
Grade (%)	3.10	3.02	3.44	3.43	3.58	3.82	3.83	3.75
Recovery %	87.90	88.03	89.17	89.18	88.58	88.60	90.02	87.25
Production (000s lb)	6,789	6,320	6,869	6,601	7,366	7,527	6,949	6,561
Sales (lb)**	6,927	5,923	6,968	6,245	7,318	7,422	7,191	6,209
Copper
Production (lb)	250	266	296	95	44	51	-	-
Sales (lb)**	260	252	289	75	38	50	-	-
Unit Costs
Production cash cost (US$/oz ag)***	(4.97)	(5.46)	(11.29)	(10.67)	(5.38)	(2.67)	(0.07)	-
Production cash cost (US$/tonne)	54.29	49.14	48.89	51.76	44.92	44.70	43.72	-
Unit Net Smelter Return (US$/tonne)	147.00	145.00	174.00	173.00	120.00	114.00	91.00	60.00
* Silver in lead and copper concentrates
**The current and subsequent period may include final settlement quantity adjustments from prior periods.
***Net of by-product credits

During the third quarter ended September 30, 2010, the Company achieved silver production of 474,489 (Q3 2009:  417,571) ounces with a negative cash cost per ounce of payable silver of $4.97, net of by-product credits. The mine treated 112,886 tonnes of ore in the third quarter 2010, compared to 105,241 tonnes in the prior year. The cash cost per tonne was $54.29 (Q3 2009: $44.92) in the third quarter 2010. (Cash cost is a non-GAAP measure). See page 9 for reconciliation of cash cost to the cost of sales in the Consolidated Statement of Operations.

The 14% increase in silver production over the corresponding period of 2009 is attributable to an increase in throughput of 7%, an increase in silver recoveries of 0.5% and a 5% increase in silver head grade.

Zinc and lead production during the third quarter of 2010 decreased by 8% and 19% respectively compared to the third quarter 2009. The decrease with respect to the production budget however was 14% and 3% respectively. The decrease in production relative to the budget was related to a shift in the mine plan aimed at replacing polymetallic ore from the Animas vein with higher grade silver ore from level 6 in the upper part of Animas. The mine plan shift was made because of lower-than-expected grades from the Bateas silver vein and led to an acceleration of the incorporation of level 6 into the production plan to support silver metal output.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

Sales in the third quarter of 2010 were $18.04 million compared to $13.23 million in the third quarter 2009.  Positive pricing adjustments, related to final settlement prices for metal in concentrates, totalled $1.18 million for the third quarter of 2010 compared to $0.67 million in the same period last year. The higher sales were achieved primarily through increases in sales of silver (18%) and higher silver prices (29%) compared to the same period last year. Lead and zinc sales fell below the comparable period in 2009 (15% and 5%, respectively), with lead and zinc prices above the comparable period in 2009 by 6% and 14%, respectively.

Sales increased by 43% to $50.15 million (2009: $35.07 million) compared to a year ago.  The increase is primarily attributable to higher silver prices and higher sales volume.

Cost of sales totalled $6.29 million (Q3 2009: $4.64 million) in the third quarter 2010, representing an increase of 35% over the third quarter 2009. The increase is primarily attributable to a 21% higher unit production cash costs and increased throughput of 7%.

Cash cost per tonne of treated ore for the third quarter of 2010 increased by 21% to $54.29 compared to the third quarter 2009. The cost variations reflected a third quarter upward revision of underground mine contractor tariffs and labor costs directed towards reducing personnel rotation at operations, higher preparation and breakage costs at the mine, commencement of ore control drilling in 2010, preventive equipment maintenance plans that have been successful in increasing plant availability by 3% to 4%, and local currency appreciation. For the third quarter of 2010, cash cost per ounce of payable silver net of by-product credits at Caylloma was negative $4.97 (Q3: 2009: negative $5.38). The change was attributable to an increase in by-product credits and payable silver ounces of 21% and 11%, respectively, offset by a 9% increase in refining charges. (See page 9 for reconciliation of cash production cost to the cost of sales in the Consolidated Statement of Operations).

Cost of sales increased by 24% to $16.41 million (2009: $13.23 million) compared to a year ago.  The increase is primarily attributable to a 14% higher unit production cash costs and increased throughput of 8%.

Operating income of $4.68 million, in the third quarter of 2010, represented a $0.29 million increase over the third quarter 2009, while the operating margin declined from 33% to 26%. The operating margin was impacted by higher production costs of 21% and the deferred share unit and bonus accruals of $2.15 million.

Operating income increased by 122% to $19.54 million (2009: $8.82 million) compared to a year ago.  The increase is primarily attributable to higher sales and recovery of stock based compensation.

Selling, general and administrative expenses increased by 107%, in the third quarter of 2010, to $5.29 million (Q3 2009: $2.56 million).  The increase is primarily attributable to corporate general and administrative expenses associated with the growth of the Company, legal fees related to the credit facility with the Bank of Nova Scotia and the deferred share unit expenses and bonus accruals of $2.15 million.

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in $ millions
	Three months ended September 30, Nine months ended September 30,
	2010	2009	2010	2009
Corporate general and administrative expenses	$3.75	$1.15	$7.16	$2.97
Peruvian subsidiary :
general and administrative expenses	$0.72	$0.63	$2.03	$2.41
selling expense (including trucking of concentrate)	0.66	0.66	1.96	1.27
government royalty	0.16	0.12	0.47	0.32
	$1.54	$1.41	$4.46	$4.00
	$5.29	$2.56	$11.62	$6.97

Selling, general and administrative expenses increased by 67% to $11.62 million (2009: $6.97 million) compared to a year ago.  The increase is primarily attributable to corporate general and administrative expenses associated with the growth of the Company, legal fees related to the credit facility with the Bank of Nova Scotia, deferred share unit expenses, and bonus payments and accruals.

Stock-based compensation was $nil for the third quarter of 2010 compared to an expense of $0.12 million in the same period in 2009.

Stock-based compensation recovery of $2.44 million (2009: expense $0.48 million) is primarily attributable to the cancellation of 2,665,000 share purchase options as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

Interest and other income and expenses, in the third quarter of 2010, amounted to an income of $0.09 million (Q3 2009: income $0.19 million). The $0.10 million decrease is primarily attributable to an increase of $0.11 million in Peruvian community relations expenses and offset by an increase in interest income arising from higher interest rates applied to higher cash and short term investments balances.

Interest and other income and expenses decreased by 59% to $0.24 million (2009: $0.59 million) compared to a year ago.  The decrease is primarily attributable to an increase in Peruvian community relations expenses offset by an increase in interest income arising from higher interest rates applied to higher cash and short term investments balances.

Interest and finance expenses, in the third quarter of 2010, amounted to $0.36 million (Q3 2009: $0.05 million) and is related to the commitment and standby fees associated with the Bank of Nova Scotia credit facility of $0.34 million and to capital lease obligations at our operating subsidiary of $0.02 million.

Interest and finance expenses increased by 264% to $0.43 million (2009: $0.12 million) compared to a year ago.  The increase is primarily attributable to the commitment and standby fees associated with the Bank of Nova Scotia credit facility and capital lease obligations at our operating subsidiary.

Net gain (loss) on commodity contract in the third quarter of 2010 amounted to a net loss of ($3.18 million) (Q3 2009: loss ($3.47 million)). The loss reflected the change in fair value of derivative contracts between the opening of the reporting period and either the expiry of the contracts or the closing of the period, whichever happened first. Included in the ($3.18 million) loss is a mark-to-market effect of $3.08 million ($1.93 million, net of tax), related to open contracts as at September 30, 2010 expiring between the months of October 2010 and December 2010. The Company has entered into commodity forward and option contracts to secure a minimum

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

price level on part of Caylloma’s zinc and lead metal production for 2010. Additionally, for the unhedged balance of production, the Company enters regularly into short term forward lead and zinc contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The Company does not use hedge accounting.

Net gain (loss) on commodity contract increased by 128% to a gain of $1.46 million (2009: loss ($5.24 million)) as compared to a year ago.

Price protection program - Derivatives

As at December 31, 2009, the Company had entered into commodity forward and option contracts to secure a minimum price level on part of the Caylloma mine’s zinc and lead production for the period January 2010 to December 31, 2010. The option contracts are min/max zero cost collars. Both the option and forwards are settled against the arithmetic average of metal spot prices over the month in which the contract matures.

A summary of the derivative contracts is as follows:

Period	Metal	Instrument	t/month	% of production	strike price

January 2010 to June 2010	Zn	Min/Max	350	39%	$2,000/t - $3,010/t
	Zn	Forward	175	20%	$1,787/t
	Total Zn		525	59%

	Pb	Min/Max	200	24%	$2,000/t - $2,975/t
	Pb	Forward	300	36%	$1,910/t
	Total Pb		500	60%
July 2010 to December 2010
	Zn	Min/Max	525	59%	$2,000/t - $3,010/t
	Pb	Min/Max	475	57%	$2,000/t - $2,974/t

t/month = tonne/month

Foreign exchange loss, in the third quarter of 2010, of $1.79 million (Q3 2009: $0.31 million) is primarily attributable to the $1.43 million foreign exchange loss realized upon the repatriation of funds from the Company’s Peruvian subsidiary.

Foreign exchange loss increased by 251% to $2.40 million (2009: $0.68 million).  The increase is primarily attributable to the $1.99 million foreign exchange loss realized upon the repatriation of funds from the Company’s Peruvian subsidiary.

Income tax provision, in the third quarter of 2010, of $1.96 million  (Q3 2009: $1.31 million) was comprised of current and future income tax expense. Current income tax for the period, including the worker profit sharing plan regulated by Peruvian law, totalled $2.15 million (Q3 2009: $1.39 million). Future income tax recovery, amounting to $0.19 million (Q3 2009: recovery $0.08 million), was attributed to temporary differences arising on amounts of mineral properties at Peruvian operations where exploration and development are expensed for tax purposes.

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Income tax provision increased by 157% to $9.55 million (2009: $3.72 million) as compared to the same period in the prior year.

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Management believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the Consolidated Statement of Operations for the quarters ended September 30, 2010 and 2009.

	Expressed in $'000's
	Quarter ended September 30,
	2010	2009

Cost of sales	8,076	6,156
Add / (Subtract)
Change in concentrate inventory	(156)	84
Depletion, depreciation, and accretion	(1,791)	(1,513)
Cash cost	6,129	4,727

Total processed ore (tonnes)	112,886	105,241

Cash cost per tonne of processed ore ($/t)	54.29	44.92

Cash cost	6,129	4,727
Add / (Subtract)
By-product credits 1	(8,672)	(7,179)
Refining charges	385	354
Cash cost applicable per payable ounce	(2,158)	(2,098)

Payable silver ounces	433,815	389,836

Cash cost per ounce of payable silver ($/oz)	(4.97)	(5.38)
1 By-product credits as included in the provisional liquidation

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Liquidity and Capital Resources

The Company’s cash as at September 30, 2010 totalled $44.71 million, and short term investments totalled $10.49 million. Working capital amounted to $58.67 million.

During the third quarter of 2010, cash generated by operating activities before changes in working capital was $5.07 million. Further liquidity generated by changes in working capital amounted to $0.76 million, resulting in total cash generated by operating activities of $5.83 million.

During the third quarter of 2010, cash consumed by the Company in investing activities totalled $11.00 million with $4.17 million for mineral properties, $6.92 million for property, plant and equipment, $4.45 million for deposits on long term assets and net receipts in short term investments of $5.77 million. The total investment in San Jose amounted to $15.96 million and included $3.56 million for mineral properties, $7.91 million for property, plant and equipment, and $4.49 million for deposits on long term assets.

During the third quarter of 2010, cash consumed by financing activities totalled $0.04 million from repayment of capital lease obligations of $0.37 million and funding by net proceeds on issuance of common shares of $0.33 million.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. No funds were drawn from this credit facility during the year.

Management believes the Company’s cash position, along with its ongoing operation in Caylloma and the credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,346 of which $1,756 is subject to an annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the estimated life of the mine.

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $146. This bank letter of guarantee expires 360 days from December 2009.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totaling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee expire 360 days from June 2010.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors. These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at September 30, 2010, these obligations amounted to $869 and mature in 2010.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Expressed in $'000's
	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2010	2009	2010	2009
Consulting fees 1	$43	$38	$130	$103
Salaries and wages 2,3	18	28	73	88
Other general and administrative expenses 3	34	36	153	102
	$95	$102	$356	$293

1Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2 Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Amounts due to/(from) related parties are comprised of the following:

	Expressed in $'000's
Amounts due to/(from) related parties	September 30, 2010	December 31, 2009
Owing (from)/to a director and officer4	$(7)	$(1)
Owing to a company with common directors 3	$51	$50
	$44	$49
4 Owing from a director includes non-interest bearing advances to Jorge A. Ganoza Durant at December 31, 2009 and from Jorge A. Ganoza Durant and Jorge R. Ganoza Aicardi at September 30, 2010, with no specific terms of repayment.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties. The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates and assumptions are based on established industry standards, historical experience, and are reviewed on an ongoing basis to confirm their continued applicability.

Depletion and Mineral Properties Cost

Mineral property costs are comprised of acquisition costs and capitalized exploration, construction and development costs. Upon initiating production, the asset is depleted over its estimated useful life on a units-of-production basis. The Company estimates reserves and resources and the economic life of its mines and utilizes this information to calculate depletion expense. Depletion charges are adjusted prospectively based on periodic re-assessments of the Company’s mineral reserves.

The estimate of mineral reserves is prepared by Qualified Persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. Mineral reserve estimates can change over time as a result of numerous factors, including changes in metal prices, production costs, or the re-evaluation of geological, engineering and economic data of a deposit. A significant reduction in mineral reserves would have a negative impact on the calculation of the depletion of this asset.

Asset Retirement Obligations

Fortuna’s determination for asset retirement obligations involves estimation of timing and amounts of future costs relating to ongoing environmental and mine closure activities required under applicable law or the Company’s own remediation plans. These estimates are subject to significant uncertainties because many of these costs will not be incurred for a number of years, the nature of the reclamation activities might change and the assumptions regarding the rate of inflation and credit risk-adjusted interest rate used in the calculation may vary over time. Therefore, actual costs and their timing might differ from current estimates.

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Impairment of Long-lived Assets

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Examples of such events or circumstances are changes in metal prices, sudden physical deterioration of the asset, legal circumstances or political risks in the countries Fortuna operates, or other external factors which could have a significant impact on the operations of the Company. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment around a number of assumptions. Judgement must be used to determine the Company’s future earning potential, and the expected timing of the reversal of future tax assets and liabilities. Further uncertainties are the result of interpretation of tax legislation in a number of jurisdictions which might differ from the ultimate assessment of the tax authorities. These differences may affect the final amount or the timing of the payment of taxes.

Stock-based Compensation

The determination of the value of stock-based compensation is estimated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Other assumptions include the expected life of the options and the risk-free interest rate at the time of the grant. Changes in these assumptions can materially affect the fair value estimated.

Financial Instruments and Related Risks

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value of financial instruments

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Expressed in $'000's
	Financial assets (liabilities) at fair value as at September 30, 2010
	Level 1	Level 2	Level 3	Total
Short term investments	$10,494	$-	$-	$10,494
Accounts receivable	-	9,093	-	9,093
Derivatives	-	(457)	-	(457)
Deferred share units payable	-	(1,272)	-	(1,272)
	$10,494	$7,364	$-	$17,858
There were no changes in the levels during the period ended September 30, 2010.

Expressed in $'000's
	Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
Deferred share units payable	-	-	-	-
	$6,034	$5,267	$-	$11,301

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices. Resulting fair value changes accounts receivable are through sales. Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices. Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

Deferred share units payable are carried at their fair value, which is determined based on the observable market price of the Company’s common shares.

During the nine months ended September 30, 2010, there have been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

(b) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru, Mexico, and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	Expressed in $'000's
	September 30, 2010				December 31, 2009
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash	$29,032	S/.	469	$2,262	$21,283	S/.	302	$1,283
Short term investments	10,802		-	-	560		-	-
Accounts receivable	26		1,566	28,796	5		880	6,565
Long term investment and receivable	-		-	20,203	-		-	-
Accounts payable and accrued liabilities	(1,121)		(18,369)	(8,991)	(194)		(17,150)	(623)
Long term liability	(1,309)		-	-	-		-	-

Based on the above net exposure as at September 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:

Impact to other comprehensive income	$4,040
Impact to net income (loss)		$(651)	$376

(c) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash and short term investments are held through large Canadian, international and foreign national financial institutions. These investments mature at various dates within one

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

year. All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at September 30, 2010, the Company has a Mexican value added tax of $2.21 million and Peruvian value added tax of $0.31 million. The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), operating leases, and other contractual commitments:

	Expressed in $'000's
	Expected payments due by period as at September 30, 2010
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$11,512	$-	$-	$-	$11,512
Due to related parties, net	44	-	-	-	44
Derivatives	457	-	-	-	457
Long term liability	1,161	2,653	-	-	3,814
Total 1	$13,174	$2,653	$-	$-	$15,827
1 Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,669 associated with mine closure, land reclamation, and other environmental matters.

(e) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

(f) Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products. The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments. As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, gold, and copper prices would cause a $0.81 million, $0.80 million, $1.50 million, $0.09 million, and $0.16 million change in net earnings on an annual basis.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 12, 2010 is 110,697,465 common shares. In addition, a total of 4,815,500 incentive stock options are currently outstanding as follows:

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Incentive Stock Options:	250,000	$1.35	February 5, 2016
	200,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	7,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	840,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	60,000	$0.85	January 11, 2017
	680,000	$2.22	January 11, 2017
	50,000	$2.75	February 6, 2017
	38,000	$0.85	June 27, 2017
	15,000	$0.85	July 2, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	830,000	$0.85	October 5, 2018
	640,000	$0.85	November 5, 2018
	220,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	4,815,500

Change in Accounting Policy

Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the current period.

Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will begin

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company continues to advance through the IFRS transition project plan.

During 2009, the Company began planning its transition to IFRS. The process consists of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in the third quarter of 2009 with the assistance of external advisors.

The resulting identified areas of accounting difference of highest potential impact to the Company, were:  IFRS 1 “First-time Adoption of IFRS”; International Accounting Standard (“IAS”) 21 “The Effects of Changes in Foreign Exchange Rates”; and, IAS 16 “Property, Plant and Equipment”.

In addition, the resulting identified areas of accounting difference of medium potential impact to the Company, based on existing IFRS, were: IAS 36 “Impairment of Assets”; IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (including asset retirement obligations); IAS 12 “Income Taxes”; IFRS 2 “Share-based Payment”; and, IAS 1 “Presentation of Financial Statements”.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS: identification and design of operational and financial processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Following the completion of the scoping and diagnostic assessment, the Company engaged external advisors to assist with detailed technical reviews of the identified potential high impact areas. These reviews include the identification of IFRS - Canadian GAAP differences, accounting policy considerations, and preliminary implementation plans. The high impact areas relating to conversion include foreign currency; property, plant and equipment; income taxes; and provisions, contingent liabilities and contingent assets (including asset retirement obligations). During the second quarter of 2010, the technical review aspects of these assessments were substantially completed. During the third quarter of 2010, the Company substantially completed the preliminary  opening balance sheet quantification of the identified technical differences in respect to foreign currency; property, plant and equipment; income taxes; and provisions.

At the present time the Company is planning to apply five of the 17 elections within IFRS 1 which include:

•
IFRS 3 “Business Combinations” which allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis only from the date of transition. This avoids the requirement to restate prior business combinations, although some adjustments may still be necessary.

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

•
IFRS 2 “Share-based Payment” which allows full retrospective application to be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.

•	IAS 21 “The Effects of Changes in Foreign Exchange Rates” which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.
•	IAS 23 “Borrowing Costs” which allows full retrospective application to be avoided by electing an effective date as the date of transition, January 1, 2010, to IFRS.
•
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” which allows a short cut method in recalculating both the decommissioning liability and asset at the transition date of January 1, 2010. This avoids the requirement to recalculate the liability retrospectively from the date of recognition and then re-measure it at each subsequent reporting period up until the date of transition.

Since the process of finalizing the accounting impacts of the conversion to IFRS is ongoing, and the accounting standards continue to evolve through 2011, it is possible that further differences may arise that could have a significant impact on the Company’s financial statements under IFRS. Below is a preliminary summary of the potential impacts of the high impact areas relating to conversion to IFRS and their expected impact on the Company:

a)	Foreign Currency

Under IAS 21, it is necessary to assess the functional currency of all the Company’s entities based on the primary economic environment in which the entity operates. In addition, secondary factors may also provide evidence of an entity’s functional currency. Once the functional currency is determined, it does not change unless there is a change in the underlying nature of the transactions and relevant conditions and events.

All entities that have a Canadian GAAP measurement currency that is different than the functional currency under IFRS will need to translate their balance sheets to the functional currency at the transition date. The Company’s preliminary analysis determined that Compania Minera Cuzcatlan S.A. de C.V., Fortuna Silver Mines Peru S.A.C., and Recursos del Golfo, S.A. change from a Canadian dollar (“CAD$”) measurement currency  under Canadian GAAP to a United States dollars (“US$”) functional currency under IFRS.

The Company intends to continue with a US$ presentation currency under IFRS.

The Company is planning to take the IFRS 1 exemption that resets the cumulative translation adjustment balance (“CTA”) to zero, to reduce the conversion effort. This will result in the reclassification of the CTA existing balance into deficit on transition to IFRS on January 1, 2010.

During the third quarter, the Company engaged a third party to assist with the update of its consolidation model for foreign currency translation changes and to allow for the full quantification of the impact of the changes in future periods.

b)	Property, Plant and Equipment

Under IAS 16, each part of an item of property, plant and equipment with a cost that is significant in relation to the total costs of an item is depreciated separately. This is commonly referred to as component depreciation. Each separate part is depreciated over its useful economic life to the residual value. Under IFRS, the assessment of the useful economic life and the residual value of each part of the asset are determined on an annual basis.

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The Company has completed a detailed review of fixed assets and preliminarily concluded that there will be no transitional adjustments as a result of this issue.

Under IFRS, there is an option to use either the cost method or the revaluation model for subsequent measurement of classes of property, plant and equipment. The Company plans to continue to use the cost method.

Canadian GAAP does not specifically state how to treat borrowing costs related to the construction of an asset, whereas IFRS states that borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset shall be capitalized as part of the cost of that asset on a net basis. The Company has elected to apply the borrowing cost requirements effective January 1, 2010.

For impairment, Canadian GAAP generally uses a two-step approach to testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write downs when carrying values of assets are supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company has preliminarily concluded that there will be no impairment adjustments required at the transition date to IFRS.

c)	Income Taxes

Under Canadian GAAP, current and future income tax assets and liabilities are referred to as “future income tax” (“FIT”) assets or liabilities whereas under IFRS the terminology is “deferred tax”. There are no accounting policy choices available upon transition to IAS 12 “Income Taxes”.

The preliminary analysis completed to date has identified two significant differences in the area of accounting for income taxes.

Canadian GAAP has a specific exemption for future income taxes related to non-monetary assets or liabilities of integrated foreign operations. Future income taxes cannot be recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations. Under IFRS, deferred tax is recognized on the difference between: the accounting basis of all items. For foreign currency non-monetary assets or liabilities, this is the local or tax basis currency translated into the functional currency at the historical rate; and the tax basis, which is the local or tax basis currency amount translated to the functional currency at the spot exchange rate at the balance sheet date. The result of this calculation difference will be added volatility in the tax expense as foreign exchange changes will have a more pervasive impact on tax expense.

Management’s Discussion and Analysis Page - 21

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IAS 12 does not permit recognition of a temporary difference on initial recognition, except if the transaction is a business combination or if the transaction affects accounting or taxable profit or loss. Under Canadian GAAP, where assets are acquired other than in a business combination and a temporary difference arises the associated FIT asset (subject to the more likely than not test) or liability is recognized at the time of acquisition and added to the cost of the asset. The amount of the FIT is calculated using a simultaneous equation; this method of tax calculation is referred to as the ‘gross up’ method. Under IAS 12, any temporary differences arising on subsequent asset acquisitions, other than in a business combination, would be ignored. On adoption of IFRS, the temporary differences arising from the ‘gross up’ method under Canadian GAAP will be reversed.

In addition, IFRS requires additional disclosure with respect to “outside basis” differences not recognized in the tax provision. These “outside basis” differences are essentially any tax liability that would result on accounts that are eliminated upon consolidation (for example: intercompany loans, intercompany dividends, or investments). The Company has some outside basis differences arising from foreign exchange rates on loans denominated in United States dollars.

d)	Provisions, Contingent Liabilities and Contingent Assets (including asset retirement obligations)

Under Canadian GAAP, the Company recognizes decommissioning liabilities where there is a legal obligation as compared to IFRS requiring including both legal and constructive obligations. The preliminary analysis has determined there are no additional constructive obligations for the Caylloma mine or the San Jose project.

Under Canadian GAAP, the Company applies a credit adjusted risk free interest rate to the undiscounted cash flow estimate at each site. IFRS requires the Company to use a pre-tax discount rate, typically a long term government bond rate in the jurisdiction the Company intends to raise the financing to meet the reclamation costs. In addition, under Canadian GAAP, the estimate of cash flows is based on a third party concept and cannot be based on the Company’s calculated cost of using its own equipment. IFRS allows a Company to use internal cost estimates if the Company is likely to use its own machinery and labour to perform the reclamation work.

The Company has elected to take the IFRS 1 exemption to avoid the requirement to recalculate the liability retrospectively from the date of recognition and then re-measure it at each subsequent reporting period up until the date of transition.

On a go forward basis, the Company will be required to present accretion as a finance cost under IFRS. In addition, there will be differences due to the subsequent re-measurement of the decommissioning liability.

e)	Other

The Company considered both IFRS 2 - “Share-based Payment” and IFRS 6 - “Exploration for and Evaluation of Mineral Resources” as part of its initial diagnostic assessment. The Company has concluded that there will be no significant or material transitional adjustments or changes in reported results arising from the application of these standards upon transition to IFRS.

Concurrent with the technical analysis, we have prepared draft pro forma consolidated annual IFRS financial statements to help understand the disclosure impact of the change to IFRS. These were made available to the Audit Committee at the end of the first quarter of 2010.

Management’s Discussion and Analysis Page - 22

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Internal Controls over Financial Reporting

The Company is considering short term effects the IFRS transition will have on our internal controls over financial reporting.

Disclosure Controls and Procedures

The Company is considering short term effects the IFRS transition will have on our disclosure controls and procedures.

Business Activities and Key Performance Measures

The Company is considering what effects the IFRS transition will have on our business policies and activities. The following key areas are likely to be affected:
•	Internal controls over financial reporting with respect to the IFRS transition project;
•	Dual reporting obligation for the year 2010 because statements are required under both Canadian GAAP and IFRS for that year;
•	Budgeting and Forecasting activities during the IFRS transition year, 2010; and,
•	Key performance measures.

Financial Reporting Expertise in IFRS

The Company is maintaining its financial reporting expertise and competencies by addressing training requirements through IFRS sessions provided by external advisors. The training is targeted to key finance staff and will continue to be delivered in 2010 and 2011.

Management’s Discussion and Analysis Page - 23

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IT Systems

The extent of the impact of the Company’s information systems for transitioning to IFRS has been determined. The adoption of IFRS will have an impact on the Company’s information systems. During the third quarter, the Company engaged a third party to assist with implementing modifications to ensure an efficient conversion to IFRS.

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal controls over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements. This phase commenced in the third quarter of 2010.

The Company will continue to monitor changes in IFRS leading up to the changeover date, and will update the conversion plan as required. Changes in circumstances may cause the Company to revise its IFRS opening balance sheet and policy choices before the changeover date. The opening balance sheet will be published in the first quarter of 2011.

Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the impact of adopting these standards.

Comprehensive Revaluation of Assets and Liabilities and Equity

In August 2009, the CICA amended Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”. These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted. The Company is evaluating the impact of adopting these standards.

Management’s Discussion and Analysis Page - 24

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form dated March 31, 2010.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of September 30, 2010, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting as of September 30, 2010 and has concluded there are no material weaknesses. Management continues to review and refine its internal controls and procedures.

Cautionary Statement on Forward-Looking Information

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements and forward-looking information. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:
•	estimates of mineral reserves and mineral resources to the extent that they involve estimates of the mineralization that will be encountered if the property is developed;
•	timing of the completion of construction activities at the Company’s properties and their completion on budget;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing to achieve full production capacity at the Company’s properties;
•	timing for completion of infrastructure upgrades related to the Company’s properties;
•	timing for delivery of materials and equipment for the Company’s properties; and

Management’s Discussion and Analysis Page - 25

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the third quarter ended September 30, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, China, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the Risks and Uncertainties section in the MD&A and in the Risk Factors section in the Company’s Annual Information Form for the financial year ended December 31, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 26